In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 30 - October 3, 2009

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents are true and correct to the best of my knowledge and belief.



_____
Signature of Debtor

_10/22/09_
Date

_____
Signature of Joint Debtor

_____
Date



_____
Signature of Authorized Individual

_10/22/09_
Date

J. Gregory Ambro
_____
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
_____
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

MOR
(04/07)

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 30 - October 3, 2009

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

			BANK ACCOUNTS				CURRENT MONTH		FILING TO DATE
	GEN OPER	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH	$ 11,864	$ -	$ 280	$ 18	$ 2,604	$ -	$ 14,766	$ 9,260	$ (68,811)
RECEIPTS									
CASH SALES		-					-		83,387
CREDIT CARD RECEIVABLES		-					-		20,495
LOANS AND ADVANCES		-					-		-
SALE OF ASSETS [3]	500						500		114,882
OTHER RECEIPTS [4]	399						399		64,831
TRANSFERS (FROM DIP ACCTS)	195			(5)	(190)		-		0
TOTAL RECEIPTS	$ 1,094	$ -	$ -	$ (5)	$ (190)	$ -	$ 899	$ -	$ 283,595
DISBURSEMENTS									
ADVERTISING		-					-		3,223
MERCHANDISE (INCLUDING FREIGHT)		-					-		53,228
RENT	96						96	15	13,627
PAYROLL, PAYROLL TAXES, AND BENEFITS	275						275	47	48,263
UTILITIES	72						72	-	4,594
INSURANCE	55						55	-	790
SALES AND OTHER TAXES	40			13			53	-	32,575
GENERAL OPERATING	143						143	-	8,396
FINLAY LICENSE		-					-	-	11,814
FINANCING EXPENSES		-					-	-	3,524
PROFESSIONAL FEES	217				812		1,029	248	11,046
OTHER		-					-	2,705	7,636
TOTAL DISBURSEMENTS	$ 898	$ -	$ -	$ 13	$ 812	$ -	$ 1,723	$ 3,015	$ 198,716
DRAW ON LC		-					-	-	4,648
ADJUSTMENTS		-					-	-	2,522
NET CASH FLOW	$ 196	$ -	$ -	$ (18)	$ (1,002)	$ -	$ (824)	$ (3,015)	$ 82,753
(RECEIPTS LESS DISBURSEMENTS)									
CASH (LOAN BALANCE)- END OF MONTH	$ 12,060	$ -	$ 280	$ -	$ 1,602	$ -	$ 13,942	$ 6,245	$ 13,942

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 10/3/09 was $0.

[2] 'Projected' amounts reflect projections per the DIP budget (based on weeks ending each Monday) and reflect projected activity for the period September 1, 2009 - October 5, 2009. The projection does not include activity in the other general operating, Alaska, prof. fees, utilities, and sales tax accounts.

[3] Includes the non-refundable deposit for the sale of the Eureka property.

[4] Primarily includes a health insurance COBRA reimbursement from the US Treasury, release of a credit card holdback, and distributions from a partnership.

MOR
(04/07)

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID

This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		AMOUNT ACCRUED	TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES		
O'Melveny & Meyers	8/30/09 to 10/3/09					2,863,019	83,163	3,988,000	1,041,818
FTI Consulting	8/30/09 to 10/3/09	8/31/2009, 9/8/2009	665,278	632,359	32,919	2,161,339	122,587	3,426,000	1,142,074
Richards, Layton & Finger	8/30/09 to 10/3/09	9/25/2009	25,787	24,546	1,241	293,097	33,860	351,000	24,043
Kurtzman Carson Consultants	8/30/09 to 10/3/09	n/a	n/a	90,424		667,640		807,000	139,360
Cooley Godward Kronish	8/30/09 to 10/3/09	8/20/2009, 9/9/2009	47,057	45,052	2,005	359,659	12,535	901,000	528,806
Loughlin Meghji & Company	8/30/09 to 10/3/09	7/1/09, 7/27/09, 8/13/09, 9/10/09	112,866	112,562	304	277,767	669	611,000	332,564
Benesch	8/30/09 to 10/3/09	8/24/09, 8/24/09, 9/3/09, 9/11/09	44,755	43,741	1,014	84,105	1,014	100,000	14,881
GE Capital Third Party Legal [1]	8/30/09 to 10/3/09					470,689	5,505	500,000	23,806
Financial Dynamics	8/30/09 to 10/3/09					29,377	-	25,000	(4,377)
Other	8/30/09 to 10/3/09	8/4/2009, 8/28/2009	16,530	16,332	198	56,933	198	763,000	705,869
TOTAL PAYMENTS TO PROFESSIONALS			$ 912,273	$ 965,016	$ 37,681	$ 7,263,625	$ 259,531	$ 11,472,000	$ 3,948,844

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 30 - October 3, 2009

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes
revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

		Cumulative
REVENUES	Month ($ in 000's)	Filing to Date ($ in 000's)
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	21	1,758
Total Revenues	21	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	21	22,714
OPERATING EXPENSES		
Advertising [1]	(45)	2,108
Bad Debts	-	67
Contributions	-	9
Employee Benefits Programs [1]	(26)	2,105
Insider Compensation	46	916
Insurance	155	1,278
Repairs and Maintenance	23	1,112
Rent and Lease Expense	89	4,092
Salaries/Commissions/Fees	143	21,404
Supplies	2	1,919
Taxes	136	3,100
Travel and Entertainment	-	132
Utilities	44	1,577
Other (attach schedule)	28	91,271
Total Operating Expenses Before Depreciation	595	131,090
Depreciation/Depletion/Amortization	38	5,205
Net Profit (Loss) Before Other Income & Expenses	(612)	(113,581)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(20)	(2,389)
Interest Expense	11	1,613
Net Profit (Loss) Before Reorganization Items	(603)	(112,805)
REORGANIZATION ITEMS		
Professional Fees	-	11,564
U. S. Trustee Quarterly Fees	-	80
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	-	14,453
Income Taxes	-	76
Net Profit (Loss)	$ (603)	$ (127,334)

[1] Includes the release of accruals.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 30 - October 3, 2009

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	24	5,501
Unclassified	(3)	(1,110)
Communications	10	630
Postage	(10)	225
Professional Fees	8	(41)
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Gain on Assets	(1)	87,121
Store Closure Costs	0	44
Total Other Operational Expenses	**28**	**91,271**
Other Income		
Rental income	(3)	(79)
Miscellaneous income	(17)	(2,310)
Total Other Income	**(20)**	**(2,389)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 30 - October 3, 2009

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)
CURRENT ASSETS		
Unrestricted Cash and Equivalents	$ 11,938	$ 7,408
Restricted Cash and Cash Equivalents [1]	1,882	-
Accounts Receivable (Net) [2]	6,374	2,944
Inventories	-	126,552
Prepaid Expenses (attach schedule)	1,095	3,849
Professional Retainers	320	493
Other Current Assets (attach schedule)	6,556	8,216
TOTAL CURRENT ASSETS	$ 28,165	$ 149,462
PROPERTY AND EQUIPMENT		
Real Property and Improvements	16,006	60,652
Machinery and Equipment	-	61,313
Furniture, Fixtures and Office Equipment	6	89,942
Leasehold Improvements	4,236	65,463
Vehicles	-	420
Construction in progress	-	2,187
Less Accumulated Depreciation	(7,298)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$ 12,950	$ 128,749
OTHER ASSETS		
Loans to Insiders	-	-
Other Assets (attach schedule)	5,131	5,166
TOTAL OTHER ASSETS	$ 5,131	$ 5,166
TOTAL ASSETS	$ 46,246	$ 283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)		
Accounts Payable	45	
Taxes Payable (refer to FORM MOR-4)	849	
Wages Payable	95	
Rent / Leases - Building/Equipment	1,289	
Secured Debt / Adequate Protection Payments	-	
Professional Fees	3,969	
Amounts Due to Insiders	9	
Other Postpetition Liabilities (attach schedule)	20,894	
TOTAL POSTPETITION LIABILITIES	$ 27,150	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	990	76,069
Priority Debt	37	37
Unsecured Debt	54,678	54,533
Other Pre-petition Liabilities (attach schedule)	2,079	64,099
TOTAL PRE-PETITION LIABILITIES	$ 57,784	194,738
TOTAL LIABILITIES	$ 84,934	194,738
OWNER EQUITY		
Capital Stock	137	137
Additional Paid-In Capital	78,007	78,002
Retained Earnings - Pre-Petition	11,987	11,987
Retained Earnings - Postpetition	(127,332)	
Adjustments to Owner Equity (attach schedule)	(1,487)	(1,487)
NET OWNER EQUITY	(38,688)	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 46,246	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in separate accounts for utility adequate assurance and professional fees.

[2] Accounts Receivable (Net) includes $3,800 which is off-set by a liability to a merchandise factor classified in Unsecured Debt.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 30 - October 3, 2009

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	206	1,167	
Workers compensation prepaid	889	889	
Prepaid advertising	-	219	
Prepaid health and other	-	122	
Prepaid rent	-	-	
Prepaid expenses	-	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	1,095	3,849	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	405	373	
Salary support receivable	-	184	
Other	33	3	
Total Other Current Assets	6,556	8,216	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	1,753	1,810	
Credit card and other deposits	3,378	-	
Straightline lease	-	2,543	
Prepaid rent	-		
Total Other Assets	5,131	5,166	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,716		
Gift and merchandise cards	3,595		
Vacation payable	69		
Payroll deductions payable	33		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	331		[1]
Deferred revenue	3,512		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,512		
Capital leases	-		
Total Other Postpetition Liabilities	20,894		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	1,616	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	257	520	
Pension liability	97	97	
Other accruals prepetition	109	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	2,079	64,099	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)

Reporting Period: August 30 - October 3, 2009

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	34,369	35,399	(49,058)	20,709
FICA	18,648	18,436	(25,306)	11,778
Unemployment	3,574	1	-	3,575
Total Federal Taxes	$ 56,591	$ 53,836	$ (74,364)	$ 36,062
State and Local				
Withholding	12,078	12,787	(17,049)	7,816
Sales & Excise[1]	13,681	-	(13,681)	(0)
Unemployment	13,549	3	-	13,552
Real Property	509,965	52,771	-	562,736
Personal Property[2]	200,619	73,947	(45,332)	229,234
Workers Compensation	2	-	-	2
Other: Local	34	-	-	34
Total State and Local	749,928	139,508	(76,062)	813,375
Total Taxes	$ 806,519	$ 193,344	$ (150,426)	$ 849,437

[1] Sales and Excise taxes are paid one month in arrears.

[2] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 30 - October 3, 2009

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.[1]	X	
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	N/A	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X

[1] Proceeds from deminimis asset sales were received during this period.

MOR
(04/07)